                                                                       Exhibit 3

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


-------------------------------
IN RE LIFE TECHNOLOGIES, INC.         CONSOLIDATED
SHAREHOLDERS LITIGATION          CIVIL ACTION NO. 16513
-------------------------------



                  AMENDED CONSOLIDATED CLASS ACTION COMPLAINT
                  -------------------------------------------

     Plaintiffs, by their attorneys, for their Amended Consolidated Class Action Complaint allege upon information and belief except as to the allegations contained in paragraph 2, which plaintiffs allege upon knowledge, as follows:

                                NATURE OF ACTION
                                ----------------

          1. Plaintiffs brings this class action on behalf of themselves and all other public shareholders of defendant Life Technologies, Inc. ("Life" or the "Company") similarly situated (the "Class") to enjoin defendants from consummating a tender offer ("Tender Offer") by Life's majority shareholder, The Dexter Corporation ("Dexter"), which Dexter is pursuing in flagrant disregard of its fiduciary obligations to Life's minority shareholders. As set forth below, Dexter, which now controls approximately 51.5% of the Company's total common stock outstanding, seeks to acquire at least an additional 28.5% of the Company's common stock at $37 per share. The Tender Offer is manifestly unfair as it is being made (a) pursuant to a Schedule 14D-1 ("14D-1") which fails to disclose material information; (b) pursuant to an unfair process in which Dexter summarily rejected and disbanded a special committee it had initiated; and (c) at a price substantially below the fair value of the Company.

                                    PARTIES
                                    -------

          2. Plaintiffs are and have been at all relevant times the owners of Life common stock.

          3. Defendant Life is a Delaware corporation with offices at 9800 Medical Center Drive, Rockville, Maryland 20850. Life develops, manufactures and supplies products used in life sciences, research and the commercial manufacture of genetically engineered products. Life's products are used in cellular biochemistry and molecular biology research. As of October 29, 1998, the Company had issued and outstanding 23,765,418 shares of common stock. As of October 29, 1998, Dexter owned approximately 51.5% of the Company's outstanding common stock, or 12,246,664 shares.

          4. Defendant K. Grahame Walker ("Walker") is and was at all relevant times the Chairman of the Board of Directors of Life. Walker also is and was at all relevant times the Chairman and Chief Executive Officer of Dexter.

          5. Defendant Bruce H. Beatt ("Beatt") is and was at all relevant times a Director of Life. Beatt is and was at all relevant times a Vice President, General Counsel and Secretary of Dexter.

          6. Defendant Kathleen Burdett ("Burdett") is and was at all relevant times a Director of Life. Burdett is and was at all relevant times a Vice President and Chief Financial Officer of Dexter.

          7. Defendant George Whitesides ("Whitesides") is and was at all relevant times a Director of both Life and Dexter.

          8. Defendant J. Stark Thompson ("Thompson") is and was at all relevant times the President, Chief Executive Officer and a Director of Life.

          9. Defendant Peter G. Kelly ("Kelly") became a Director of Life on or about August 1, 1998, over the opposition of Thomas H. Adams ("Adams") and Iain C. Wylie ("Wylie"), two members of Life's Board of Directors. Kelly is also a Director of Dexter. Adams and Wylie, along with Life director Frank E. Samuel, Jr. ("Samuel"), who was absent at the time of Kelly's appointment, constituted the special committee of Life's Directors formed to consider Dexter's offer to acquire the number of minority Life shares at $37 per share. Adams, Wylie and Samuel are not named as defendants.

          10. Walker, Beatt, Burdett, Whitesides, Thompson and Kelly (the "Individual Defendants"), by virtue of their positions as directors and/or officers of Life owe to the Company and its public stockholders certain fiduciary obligations and are required to: use their ability to control and manage Life in a fair, just and equitable manner; maximize shareholder value; act in furtherance of the best interests of Life and its public shareholders; refrain from abusing their positions of control; provide full disclosure to the public shareholders; and not favor their own or any other party's interests at the expense of Life and its public shareholders. However, the Individual Defendants simultaneously serve as officers and/or directors of Dexter, the majority shareholder and proposed acquirer, and therefore suffer from disabling conflicts of interest which have caused, and will continue to cause the Individual Defendants to breach their fiduciary duties to Life's public stockholders.

          11. Defendant Dexter Acquisition Delaware, Inc. ("Acquisition") is a Delaware corporation and wholly owned subsidiary of Defendant Dexter, a Connecticut corporation with its principal executive offices located at One Elm Street, Windsor Locks, Connecticut. Dexter produces specialty materials and support services in aerospace, automotive, electronics, food packaging and the medical field. As Life's controlling stockholder, Dexter owes fiduciary duties to Life's public stockholders, including the obligation to ensure entire fairness to the Life public shareholders in the transaction complained of herein. Acquisition and Dexter are collectively referred to herein as "Dexter".

          12. At all relevant times herein, defendant Dexter owned and/or controlled approximately 51.5% of the outstanding shares of Life common stock or 12,246,664 shares. Defendant Dexter dominates and controls the affairs of Life, including the Company's Board. Indeed, from July 27, 1998 to November 5, 1998, six of the nine Board members were Dexter designees; and with the November 5, 1998 resignation of Messrs. Samuel and Wylie, six of the seven remaining Board members are Dexter designees. Exercising this domination and control, Dexter has determined to acquire the remaining outstanding shares of Life in disregard of any semblance of fairness in price or process.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

          13. Plaintiffs bring this action pursuant to Rule 23 of the Rules of the Court of Chancery, for injunctive and other relief on their own behalf and as a class action, on behalf of all public stockholders of Life (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest.

          14. This action is properly maintainable as a class action for the following reasons:

               a. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of October 29, 1998, Life had over 23 million shares of common stock duly issued and outstanding, which were owned by approximately 553 shareholders of record. Members of the Class are scattered throughout the United States.

               b. There are questions of law and fact that are common to the members of the Class including, inter alia, the following:
                                ----- ----
                    (1) whether defendants have engaged in conduct constituting unfair dealing to the detriment of the public stockholders of Life;

                    (2) whether the Tender Offer by Dexter of $37 per share is procedurally unfair and/or coercive to the public stockholders of Life;

                    (3) whether the Offer to Purchase contains material nondisclosures; and

                    (4) whether the defendants have breached fiduciary and common law duties owed by them to plaintiffs and the other members of the Class.

               c. The claims of plaintiffs are typical of the claims of the other members of the Class, and plaintiffs have no interests that are adverse or antagonistic to the interests of the Class.

               d. Plaintiffs are committed to the vigorous prosecution of this action and have retained competent counsel experienced in litigation of this nature. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

               e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, and would establish incompatible standards of conduct for the party opposing the Class.

               f. Defendants have acted, and are acting, on grounds generally applicable to the Class, thereby making appropriate preliminary and final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          15. Dexter, a conglomerate, has been restructuring its business. According to George Shipp, an analyst at Scott &

Stringfellow, Life has been Dexter's most profitable business since Dexter purchased its stake in the Company in 1983. For the 1997 fiscal year, Life contributed $17 million, or more than 30%, to Dexter's earnings of $56.4 million.

          16. On July 7, 1998, Dexter announced that it had offered to acquire the minority 11.3 million Life shares for $37 cash per share (the "Offer"). On July 6, 1998, the last trading date prior to announcement of the Offer, Life's trading was halted at $31 per share. Thus, the $37 per share transaction price represented only a slight premium (i.e. approximately 19%) over the July 6
                                   ----
closing price. Moreover, as recently as on March 31, 1998, Life stock had closed at $38.50 per share.

          17. On October 28, 1998, Life announced in a press release that the special committee of Life's Board created to review the Offer had reported to the Board that it was not prepared to recommend the Offer to the Company's public stockholders. Thus, according to the press release, Dexter had withdrawn the Offer and had notified the Board that it would commence the Tender Offer at the $37.00 per share the special committee had refused to recommend.

          18. As described herein, the Tender Offer is grossly inadequate in price, coercive to Life's public stockholders, and results from a process replete with procedural unfairness. Moreover, defendants have failed to disclose material information to Life's public stockholders.

                           The Tender Offer Commences
                           --------------------------

          19. On November 2, 1998, defendants filed with the Securities and Exchange Commission ("SEC") Schedules 14D-1 ("14D-1") and 13E-3 ("13E-3") describing the background and terms of the Tender Offer. The 14D-1 contains Dexter's Offer to Purchase Outstanding Common Shares of Life at $37.00 per share ("Offer to Purchase"). The Tender Offer is conditioned upon, inter alia, the
                                                              ----- ----
tender of at least 80% of Life's outstanding common stock. Pursuant to the Company's Articles of Incorporation, the merger of Life with Dexter would be a "Business Combination with a Related Person," which would require approval of 80% of the Company's outstanding shares. Thus, if the Tender Offer condition is satisfied, Dexter will have sufficient shares to approve a merger.

          20. According to the Offer to Purchase, on June 30, 1998, defendant Walker, Dexter's Chairman and Chief Executive Officer, met with defendant Thompson, Life's Chief Executive Officer. At that time, Walker advised Thompson of the possibility of Dexter making the Offer to acquire Life at Life's July 7, 1998 Board meeting. In an apparent effort to obtain Thompson's support for the Offer, Walker told Thompson that if the transaction was consummated, Dexter desired that Thompson continue as Life's Chief Executive Officer, and further, would nominate Thompson to become a member and Vice-Chairman of Dexter's Board.

          21. Dexter announced the Offer at Life's July 7 Board meeting. From the outset, Dexter acknowledged the propriety of having a special committee of independent Company directors review its Offer. For example, in a July 7, 1998 letter to Life's Board, defendant Walker stated:

               We understand that you may wish to have this proposal considered by a special committee of independent directors and that such committee may wish to retain its own advisors to assist in these deliberations. We invite such representatives to meet with our
                               -----------------------------------------------
               advisors to discuss this proposal at your earliest convenience.
               --------------------------------------------------------------
               (Emphasis supplied).

          22. Following receipt of the Offer, Life's Board adopted a resolution forming a special committee to consider it, consisting of Adams, Wylie and Samuel, directors of the Company unaffiliated with Dexter. In addition, the resolution directed the Company to pay Adams $25,000 and each of Messrs. Samuel and Wylie $17,500 for their services as members of the special committee in addition to their expenses incurred in such capacity.

          23. The members of the special committee were appropriately appointed, as all three individuals possess significant expertise in the life sciences. This expertise contrasted significantly with the Dexter-affiliated Life directors who, with one exception, do not bring experience and training in life sciences to their board service.

          24. According to the Offer to Purchase, on July 27, 1998, at a special telephonic meeting of the Board, the special committee advised the Board that it had retained as financial advisor, Goldman Sachs & Co. ("GS") as well as legal advisor, Wachtell Lipton Rosen & Katz.

          25. Also on July 27, 1998, the Board elected defendant Kelly, a director of Dexter, to fill a vacancy created by the resignation of Rita Colwell ("Colwell") a former Life director unaffiliated with Dexter. Prior to the meeting, defendant Thompson had suggested other persons to defendant Walker to fill this vacancy. At the July 27 meeting, each of the Individual Defendants voted in favor of Kelly's appointment, while Adams and Wylie voted against Kelly's appointment. Samuel was absent from the meeting. Thus, defendants acted quickly to ensure that, in the event the special committee recommended against the Offer, Dexter would control and dominate the Board.

          26. However, in an abundance of caution, defendants took further steps to promote a favorable response to the Offer from the members of the special committee. Effective August 18, 1998, the Board "supplemented and clarified its prior Special Committee resolutions" to, among other things, increase the fees for service as members of the special committee, granting
--------
$75,000 to Adams as chairman, and $50,000 to each of Messrs. Samuel and Wylie, reimburse their expenses and pay all other customary fees and expenses as members of the Board.

          27. Between August 17, 1998 and August 31, 1998, the special committee and its advisors reviewed the Offer. On September 14, 1998, after six weeks of intensive work, the special committee advised certain of Dexter's officers that it did not believe that the Offer adequately reflected the Company's prospects. In particular, the Special Committee noted that Life's

1998 Strategic Plan ("Strategic Plan") (which encompassed years 1998 through
2000) did not give effect to the Company's research and development efforts, i.e., products that are currently under development ("R&D Pipeline").
----

          28. The special committee also advised certain of Dexter's representatives on September 14, 1998, that it had received inquiries from various third parties as to the possibility of a possible business combination, which were not pursued by such third parties after being advised that Dexter was unwilling to sell its stake in the Company. As was subsequently revealed, the unidentified third party was willing to offer a price in excess of $37, but this expression of interest could not be pursued due to Dexter's refusal to sell its Life stake.

          29. In an effort to quantify the effect the R&D Pipeline would have on Life's prospects, GS prepared projected income and cash flow statements for the fiscal years 1998 - 2002 ("Base Case Projections"), which were extrapolated from the Strategic Plan. In addition, GS also prepared and presented to Dexter's financial advisors, Merrill Lynch & Co. ("ML") a financial model which contained revenues and earnings before interest and taxes ("EBIT") to be realized from the R&D Pipeline each year from 1998 through 2002 ("R&D Projections"). In the R&D Projections, approximately 68% of the revenues in 2002 and approximately 73% of the EBIT in 2002 would be attributable to five of the 21 projects covered by such projections. GS, in its discounted cash flow analyses, applied significantly higher discount rates to the R&D Pipeline than those applied to the Company's ongoing operations. Thus, the special committee believed that the results achieved were conservative and not speculative.

          30. According to the Offer to Purchase, GS undertook various other analyses of Life, one of which, based on the discounted cash flows of the Company, resulted in a value of $40.83 to $49.32 per share for the Base Case Projections and an incremental value of $10.37 to $13.05 per share for the R&D Projections, for a total value of $51.20 to $62.37 per share.

          31. Despite the obvious importance of the above-described GS projections and analyses to a reasonable Life stockholder, none of the foregoing
                                                           ----
GS documents were annexed as exhibits to the 14D-1 or 13E-3; customarily, however, these analyses would be an exhibit to SEC filings in this type of transaction. Thus, Life stockholders have been completely deprived of crucial information prepared by Life management and relied upon by the special committee & GS to value the Company's future prospects.

          32. Despite continuing discussions between the special committee and its advisors, and representatives of Dexter between September 17, 1998 and October 14, 1998, on October 15, 1998 representatives of Dexter advised the special committee that Dexter believed the price in the Offer was "full and fair". However, ML and Dexter refused to attribute any meaningful value to the R&D Pipeline.

          33. On October 13, 1998, Life issued a press release reporting its financial results for the third fiscal quarter ended September 30, 1998 ("Third Quarter Results"). In the Third Quarter Results, Life reported revenue of $89.6 million and net income of $8.8 million and diluted earnings per share of $0.36, compared with revenues of $83.7 million and net income of $7.9 million or $.033 per share for the same period in 1997.

          34. At a special telephonic meeting on October 26, 1998 between GS and ML, GS reaffirmed its views and stated that application of its methodologies yielded a composite value in the range of $36.32 to $51.81 per share, after giving effect to both the Base Case and R&D Projections. Thus, the $37.00 price reflects the lowest end of the GS range of values for Life. Thereafter, on October 27, 1998, GS advised ML that the special committee would not recommend a price "in the $30's". GS also stated that, although the special committee believed that its valuations would support a price per share "in the $50s", the special committee would be willing to consider a price per share "in the $40s".

          35.  Later on October 27, 1998, Dexter withdrew its Offer.

          36.  Dexter made no effort to negotiate in good faith with the special
                           ---------
committee despite having initiated the special committee process and ML's view that the value range proffered by GS and the special committee were
"negotiating views of value" (Offer to Purchase, page 17). Dexter and its advisors, disgruntled that the special committee refused to "rubber-stamp" the $37.00 price, simply walked away. At this time Dexter also announced it would shortly commence a Tender Offer at $37.00 per share.

          37. Also on October 27, 1998, after Dexter announced through defendant Walker that it had withdrawn its Offer, defendant Walker stated that there "appeared to be no purpose in continuing the existence" of the special committee, whereupon the Board, controlled and dominated by Dexter (except defendant Thompson, who abstained), voted to dissolve the special committee, over the objections of the members of the special committee, and overruled a
-----------------------------------------------------------
direct request from an independent director to discuss the issue prior to a Board vote. Thus, Dexter not only walked away from discussions with the special committee that it had invited to negotiate, but it also, through its designees on Life's Board, terminated that committee.

          38. On November 5, 1998, Life announced in a press release that Messrs. Samuel and Wylie resigned from the Board as they felt their positions as Life directors were "untenable."

          39. Accordingly, on November 5, 1998, Dexter filed an amendment to the 14D-1 ("Amendment"), annexing as exhibits the press release announcing the resignations of Samuel and Wylie, the resignation letters to the Board, and a document entitled "Joint Statement of the Former Members of The Special Committee of Independent Directors of Life Technologies, Inc. ("Joint Statement").

          40. The Joint Statement reveals that Life's stock repurchase program, which was approved at the Company's April 14,

1998 shareholder meeting, and which the Board at that time said was "a prudent investment for the Company's surplus funds, and that the repurchase of stock may have an accretive effect on the Company's earnings per share," had been suspended by Dexter without notice to the Board in May, 1998. No public announcement of the suspension was ever made.

          41. The Joint Statement reaffirms the Special Committee's view, reinforced after months of rigorous analyses, that $37.00 per share "would not adequately compensate" Life stockholders. In particular, the Special Committee believes that:

          Dexter Corporation has ignored or omitted from its $37 per share value significant components to [Life's] long term inherent value and earning power. Foremost among these is the value of the products in ["Life's"] R&D pipeline that have not yet been commercialized. Even using conservative assumptions and probability discounts to account for the probabilities of success associated with these products the Special Committee determined that the R&D pipeline has significant value that [Life's] public stockholders are entitled to be compensated for and that are not reflected in Dexter's $37 per share offer.

          42. In Samuel's resignation letter, he describes Dexter's inappropriate and coercive actions as follows:

          I am troubled by several features of the situation as it unfolded:
          Dexter's refusal to consider or even discuss the issues relating to [Life's] value raised by the Special Committee, the termination of the Special Committee by the Chairman of the Board and his conflicted colleagues, and Dexter's coercive attempt to buy out the [Life] public stockholders at a price which, I believe, deprives these stockholders of the significant inherent values to which they are rightfully entitled. This is particularly troubling because, as has been discussed by [Life] Board members from time to time. [Life] is a difficult company to value without intensive study. This is both because a significant part of the value of [Life] is in its R&D pipeline, the details of which are not fully public, and because [Life] receives very little analyst coverage from Wall Street due to Dexter's majority position.

                    The Tender Offer Is Procedurally Unfair
                    ---------------------------------------

          43. Even prior to the commencement of the Tender Offer, defendants took steps to ensure Dexter's acquisition of the Life minority interest. To achieve this goal, defendants (a) terminated the stock repurchase program to hold down the market price of Life's stock; (b) stacked the Board with Dexter-affiliated members; and (c) tripled the compensation of members of the special committee in an effort to corrupt their judgment.

          44. Moreover, the appointment of Kelly to the Board was part of defendants' scheme to acquire all of Life's outstanding stock. According to the Certificate of Incorporation, as amended and annexed as an exhibit to Life's Form 10-Q for the Quarter ended June 30, 1998 the approval of an acquisition of Life by Dexter would not only require an 80% approval by Life stockholders (hence, the condition of the Tender Offer) but it would require approval by 75% of the members of the Board. Thus, Colwell's fortuitous resignation increased by one the number of Dexter-affiliated Board members and enabled Dexter to be one step closer to the requisite 75% required to approve a subsequent merger, if necessary. With the subsequent resignations of Messrs. Samuel and Wylie, Dexter now has sufficient votes on the Board to approve the transaction.

          45. Having initiated a special committee process, Dexter was required to follow it through to conclusion. In the face of the special committee's refusal to recommend the low-ball price Dexter offered for Life, Dexter not only refused to negotiate, but withdrew the Offer, disbanded the special committee, and commenced the Tender Offer at the same price that the special committee had refused to recommend.

                          The Tender Offer Is Coercive
                          ----------------------------

          46. As noted above, the Tender Offer is conditioned upon Dexter's receiving at least 80% of Life's outstanding shares; and in the event it receives 90% or more of the Company's outstanding shares, Dexter intends to consummate a "short form" merger. However, if Dexter receives more than 80%, but less than 90% of Life's shares, shareholders have been advised that there is

               ". . . no assurance . . . as to whether or when [Acquisition] will cause the Second Step Merger to be consummated and, similarly, no assurance can be given as to whether or when the Merger Consideration [of $37 per share] will be paid to stockholders who do not tender their shares in the Offer."

          47. If the Tender Offer is consummated but there is no prompt follow-up merger, the Company's shares may be delisted from the NASDAQ National Market Systems; the Offer to Purchase states that, in that event, ". . . the market for the shares could be adversely affected."

          48. Thus, class members have been presented with a "Hobson's" choice of either tendering their shares for inadequate consideration, or retaining their shares with the fear that they will be delisted and suffer a decline in market value.

            Defendants Have Failed To Disclose Material Information
            -------------------------------------------------------

          49. The 14D-1, 13E-3 and the Offer to Purchase fail to disclose information material and necessary for a reasonable Life stockholder to make a fully-informed decision on whether or not to tender shares in the Tender Offer, including the failure to annex the crucial GS analyses, Base Case Projections or R&D Projections as exhibits to the SEC filings, documents which are customarily exhibits in this type of transaction. Moreover, although Dexter has been aware of the details of the Company's R&D Pipeline for some time, Dexter has not included in the Offer to Purchase non-public information on the nature and number of products, their stage of development, when they can reasonably be expected to be marketable, and their anticipated commercial prospects, all of which is material and necessary to an informed judgment on the value of the R&D Pipeline and, hence, on the value of Life.

                                CLAIM FOR RELIEF
                                ----------------

          50. As a result of the foregoing, the Tender Offer is a coercive transaction designed and intended to compel Life's minority shareholders to sell their Life stock to Dexter at an inadequate and unfair price, unilaterally determined by Dexter to serve its interest without regard to the interest of Life's minority shareholders. The process by which the Tender Offer was made and is being implemented is not only lacking in procedural fairness, but constitutes a high-handed and flagrant disregard of any recognized aspect of procedural fairness.

          51. Moreover, the Offer to Purchase fails to disclose to Life's minority shareholders information available to Dexter that is material to a fully informed decision by Life's minority shareholders on the Tender Offer.

          52. In addition, Dexter has deliberately timed this heavy-handed acquisition effort to occur when the market price of Life's stock is depressed and before Life can realize the benefits of the products in its R&D Pipeline. Dexter is attempting, through the timing of the Tender Offer, its coercive nature, and the failure to disclose material information about the R&D Pipeline, to arrogate for itself all the future benefits of the products Life has been developing.

          53. The Board also had an affirmative duty to assure that any transaction to acquire the minority interest of Life be accomplished only on terms that are fair to Life's public shareholders and represent the best available terms from their point of view. The Individual Defendants failed in this obligation.

          54. Accordingly, the Tender Offer constitutes a breach of Dexter's fiduciary duty as majority shareholder and the fiduciary duties of the Individual Defendants to safeguard and protect the interests of all Life shareholders.

          55. Plaintiffs and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Life's assets and business, will be largely divested from their right to share in Life's future growth and development and have been and will be prevented from obtaining the best price available in the market for corporate control.

          56.  Plaintiffs have no adequate remedy at law.

          WHEREFORE, plaintiffs demand judgment and relief in their favor and that of the Class and against defendants, as follows:

          A. Declaring that this action be certified as a proper class action and certifying plaintiffs as class representatives;

          B. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the Tender Offer which will irreparably harm plaintiffs and the Class without independent and adequate protection and representation of the public shareholders;

          C.   Ordering defendants to supplement the Offer to Purchase;

          D. Awarding plaintiffs and the Class compensatory or rescissory damages in an amount to be determined;

          E. Awarding plaintiffs the fees and expenses of this litigation including reasonable fees of attorneys and experts; and

          F. Awarding such order and further relief which the Court may deem just and proper.


Dated:  November 6, 1998

                                    ROSENTHAL MONHAIT GROSS
                                      & GODDESS, P.A.


                                    By:   /S/ Norman M. Monhait
                                       ----------------------------
                                    Suite 1401, Mellon Bank Center
                                    P.O. Box 1070
                                    Wilmington, Delaware 19899
                                    (302) 656-4433

                                    -and-

                                    CHIMICLES & TIKELLIS LLP
                                    One Rodney Square
                                    Wilmington, DE 19899
                                    (302) 656-2500

                                    Co-Liaison Counsel
                                    for Plaintiffs

                                    GOODKIND LABATON RUDOFF
                                        & SUCHAROW LLP
                                    100 Park Avenue
                                    New York, NY 10017
                                    (212) 907-0700

                                    WOLF POPPER LLP
                                    845 Third Avenue
                                    New York, NY 10022
                                    (212) 759-4600

                                    BERNSTEIN LIEBHARD & LIFSHITZ,
                                     LLP
                                    10 East 40th Street
                                    New York, NY 10016
                                    (212) 779-1414

                                    Plaintiffs' Co-Lead Counsel

                                    ABBEY GARDY & SQUITIERI LLP
                                    212 East 39th Street
                                    New York, NY 10016
                                    (212) 889-3700

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                                    BEATIE & OSBORN
                                    599 Lexington Avenue
                                    New York, NY 10022
                                    (21) 888-9000

                                    BERNSTEIN LITOWITZ BERGER
                                         & GROSSMAN LLP
                                    1285 Avenue of the Americas
                                    New York, NY 10019
                                    (212) 554-1400

                                    HANZMAN CRIDEN KORGE CHAYKIN
                                         PONCE & HEISE, P.A.
                                    200 S. Biscayne Blvd, Ste. 2100
                                    Miami, FL 33131
                                    (305) 579-1222

                                    MILBERG WEISS BERSHAD HYNES
                                         & LERACH LLP
                                    One Pennsylvania Plaza
                                    New York, NY 10119
                                    (212) 594-5300

                                    WECHSLER HARWOOD HALEBIAN
                                         & FEFFER LLP
                                    488 Madison Avenue
                                    New York, NY 10022
                                    (21) 935-7400

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